================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                      Amendment No.1 (Final Amendment) to
                                  SCHEDULE TO
                     Tender Offer Statement Under Section
      14(d)(1) or Section 13(E)(1) of the Securities Exchange Act of 1934
                                      and
                               Amendment No. 1 to
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                              BALANCE BAR COMPANY
                           (Name of Subject Company)

                         BB ACQUISITION, INC. (offeror)
                          a wholly-owned subsidiary of
                               KRAFT FOODS, INC.
                          a wholly owned subsidiary of
                           PHILIP MORRIS COMPANIES INC.
                           (Names of Filing Persons
           (identifying status as offeror, issuer or other person))

                               ----------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                               ----------------

                                   057623100
                     (Cusip Number of Class of Securities)

                               William J. Eichar
                               Kraft Foods, Inc.
                               Three Lakes Drive
                              Northfield, IL 60093
                           Telephone: (847) 646-2000
                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)

                                    Copy to:
                                Michael Timmers
                                Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                            Telephone: 312-861-2000

                           CALCULATION OF FILING FEE

================================================================================
         Transaction Valuation*                 Amount of Filing Fee
--------------------------------------------------------------------------------
             $268,364,817                             $53,673
================================================================================

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* For purposes of calculating amount of filing fee only. This amount assumes
(i) the purchase of all outstanding shares of common stock of Balance Bar Company and (ii) shares of common stock of Balance Bar Company subject to options that will be vested and be exercisable as of the closing of this offer. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.


[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $53,673          Form or Registration No.: Schedule TO-T
Filing party: BB Acquisition, Inc.,      Date Filed: January 28, 2000
              Kraft Foods, Inc.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[x] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

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                        Exhibit Index Appears on Page 3
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CUSIP No. 057623100

     This Amendment No. 1 (this "Amendment") amends and supplements the Schedule TO filed with the Securities and Exchange Commission on January 28, 2000, by BB Acquisition, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Kraft Foods, Inc., a Delaware corporation ("Parent") and wholly owned subsidiary of Philip Morris Companies Inc. ("Philip Morris"). The Schedule TO relates to the offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock") of Balance Bar Company, a Delaware corporation (the "Company"), at a purchase price of $19.40 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 28, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

     This Amendment also amends the Schedule 13D of Purchaser, Parent and Philip Morris filed with the Securities and Exchange Commission on January 31, 2000, which is incorporated herein by reference. Reference is hereby made to the press release dated February 28, 2000, which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 8. Interest in Securities of the Subject Company.

     At 12:00 midnight, New York City time on Friday, February 25, 2000 the Offer expired. Based on preliminary information provided by the Depositary, approximately 12.4 million shares of Common Stock were validly tendered and not withdrawn pursuant to the Offer (including 194,327 shares of Common Stock subject to guarantees of delivery), which together represent approximately 98% of the outstanding shares of Common Stock. The Purchaser has accepted for payment all such shares of Common Stock at the purchase price of $19.40 per share of Common Stock, net to the seller in cash.

Item 12. Exhibits.

     Item 12 is hereby amended to add the following exhibit.

(a)(9)   Press release issued by Parent and the Company on February 28, 2000.

                                       1
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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BB ACQUISITION, INC.


                              By: /s/ William J. Eichar
                                  --------------------------------------------
                              Name: William J. Eichar
                                    ------------------------------------------
                              Title: President
                                     -----------------------------------------


                              KRAFT FOODS, INC.



                              By: /s/ William J. Eichar
                                  --------------------------------------------
                              Name: William J. Eichar
                                    ------------------------------------------
                              Title: Vice President, Mergers and Acquisitions
                                     -----------------------------------------


                              PHILIP MORRIS COMPANIES INC.


                              By: /s/ G. Penn Holsenbeck
                                  --------------------------------------------
                              Name: G. Penn Holsenbeck
                                    ------------------------------------------
                              Title: Vice President, Associate General Counsel
                                     and Corporate Secretary
                                     -----------------------------------------





Dated: February 28, 2000

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                              EXHIBIT INDEX

Exhibit No.                    Exhibit Name                          Page Number
-----------                    ------------                          -----------
  (a)(1)  Offer to Purchase dated January 28, 2000*..................
  (a)(2)  Letter of Transmittal*.....................................
  (a)(3)  Notice of Guaranteed Delivery*.............................
  (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees*..............................
  (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees*.................
  (a)(6)  Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9*.............................
  (a)(7)  Text of Joint Press Release issued by Parent and the
          Company on January 21, 2000*...............................
  (a)(8)  Summary Advertisement as published in The Wall Street
          Journal on January 28, 2000*...............................
  (a)(9)  Press Release issued by Parent and the Company on February
          28, 2000...................................................
  (d)(1)  Agreement and Plan of Merger, dated as of January 21, 2000, among Parent, Purchaser and the Company*...................
  (d)(2)  Form of Support Agreement*.................................
  (g)     Not applicable.
  (h)     Not applicable.

____________________________

* Previously filed

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